SUMMARY PROSPECTUS FOR NEW

INVESTORS IN

Group Variable Universal Life

Insurance Policies (“Group Policies”)

Issued by

Separate Account UL

Metropolitan Life Insurance Company (“MetLife”)

April/May              2021

This Summary Prospectus summarizes key features of the Group Policies and the Certificates issued under the Group Policies (“Certificates”) of Metropolitan Life Insurance Company (“Metropolitan Life”, “MetLife”, “we”, “our”, “us” or “the Company”).

Before you invest, you should also review the prospectus for the Group Policies and the Certificates which contains more information about the Group Policies’ and the Certificates’ features, benefits, and risks. You can find this document and other information about the Group Policies’ and the Certificates online at https://mybenefits.metlife.com. You can also obtain this information at no cost by calling 1-800-756-0124 or by sending an email request to GVUL-eservice@metlifecommercial.com.

If you are a new investor in the Certificate or you are increasing the specified face amount of your Certificate, you may cancel your Certificate (or the increase) within the later of: 10 days after you receive the Certificate or, in the case of an increase, the revised Certificate (unless state law requires a longer specified period); and 45 days after we receive the completed enrollment form or specified face amount increase request without paying fees or penalties. In some states, this cancellation period may be longer. If you return the Certificate, we will send you a complete refund of any premiums paid (or cash value plus any charges deducted if state law requires) . If you terminate an increase in the specified face amount, we will restore all Certificate values to what they would have been had there been no increase. You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply.

Additional information about certain investment products, including variable life insurance contracts, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

IMPORTANT INFORMATION

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of a Portfolio’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from us. Instead, the shareholder reports will be made available on www.metlife.com, and you will be notified by mail each time a shareholder report is posted and provided with a website link to access the shareholder report. If you already elected to receive your shareholder report electronically, you will not be affected by this change, and you need not take any action. You may elect to receive shareholder reports and other communications, including Portfolio prospectuses and other information we send you by calling us at 1-800-756-0124. If you wish to continue to receive shareholder reports in paper on and after January 1, 2021, we will continue to send you all future reports in paper, free of charge. Please call us at 1-800-756-0124 if you wish to continue receiving paper copies of the Portfolios’ shareholder reports. Your election to receive shareholder reports in paper will apply to all Portfolios available under your Policy.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities authority has approved or disapproved these securities, nor have they determined if this Summary Prospectus or the Prospectus to which it relates is accurate or complete. This Summary Prospectus does not constitute an offering in any jurisdiction where such offering may not lawfully be made. Any representation otherwise is a criminal offense. Interests in the Separate Account and the Fixed Account are not deposits or obligations of, or insured or guaranteed by, the U.S. Government, any bank or other depository institution including the Federal Deposit Insurance Corporation (“FDIC”), the Federal Reserve Board or any other agency or entity or person. We do not authorize any representations about this offering other than as contained in this Summary Prospectus, or the Prospectus to which it relates or its supplements or in our authorized supplemental sales material. We do not guarantee how any of the Portfolios will perform.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CERTIFICATE

KEY INFORMATION

	FEES AND EXPENSES			LOCATION IN PROSPECTUS
Charges for Early Withdrawals	None
Transaction Charges	In addition to transaction charge that may apply if you surrender your Certificate or make a partial withdrawal, you also may be charged for other transactions (such as when you make a premium payment or transfer cash value between investment options or request an increase in your specified face amount).			“Charges and Deductions — Charges Deducted from Premiums; Other Charges”
Ongoing Fees and Expenses (monthly and annual charges)	Your Certificate may provide that we may charge a transaction fee which is the lesser of 2% of the amount withdrawn and $25. In addition to charges described above, an investment in the Certificate is subject to certain ongoing fees and expenses, including a monthly deduction covering the cost of insurance under the Certificate and optional benefits added by rider, and such fees and expenses are set based on characteristics of the insured (e.g., age The age and rate class of the covered person, as well as the Group mortality characteristics). There is also a monthly administration fee. Please refer to the specifications page of your Certificate for applicable rates. There is also a Separate Account charge equal to an effective annual rate of .90% of the average daily value of the assets in the Separate Account attributable to the Certificates			“Charges and Deductions – Charges Included in the Monthly Deduction” “Charges and Deductions – Charges against the Separate Account” “Charges and Deductions – Portfolio Company Charges”
You will also bear expenses associated with the Portfolios available under your Certificate, as shown in the following table:

	ANNUAL FEE	MIN.	MAX.
	Investment options (Portfolio fees and charges)%		%

	RISKS	LOCATION IN PROSPECTUS

Risk of Loss	You can lose money by investing in this Certificate.	“Summary of Benefits and Principal Risks of a Certificate — Principal Risks of a Certificate”

Not a Short-Term Investment	The Certificates are designed to provide insurance protection. They should not be used as a short-term investment or if you need ready access to cash, because you will be charged when you make premium payments and you may also pay surrender charges when surrendering the Certificate.	“Summary of Benefits and Principal Risks of a Certificate — Principal Risks of a Certificate”

Risks Associated with Investment Options	An investment in this Certificate is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the Certificate. Each investment option (including any fixed account investment option) has its own unique risks. You should review the investment options before making an investment decision.	“Summary of Benefits and Principal Risks of a Certificate — Principal Risks of a Certificate “

Insurance Company Risks	Policies are subject to the risks related to Metropolitan Life, including any obligations (including under any fixed account investment options), guarantees, and benefits of the Certificate are subject to the claims paying ability of Metropolitan Life. If Metropolitan Life experiences financial distress, it may not be able to meet its obligations to you. More information about Metropolitan Life, including its financial strength ratings, is available upon request by calling 1-800-756-0124.	“MetLife”

Contract Lapse	Your Certificate may lapse if you have paid an insufficient amount of premiums or if the investment experience of the Portfolios is poor and the cash surrender value under your Certificate is insufficient to cover the monthly deduction. Lapse of a Certificate on which there is an outstanding loan may have adverse tax consequences. If the Certificate lapses, no death benefit will be paid.	“Summary of Benefits and Summary of Benefits Principal Risks of a Certificate — Principal Risks of a Certificate”

	RESTRICTIONS	LOCATION IN PROSPECTUS
Investments

At the present time, no charge is assessed against the cash value of a Certificate when amounts are transferred among the investment divisions of the Separate Account and between the investment divisions and the Fixed Account. Certificate owners may transfer cash value between and among the investment divisions and the Fixed Account. Metropolitan Life reserves to impose a charge of $25 per transfer. Metropolitan Life also has policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading, and in those instances, there are additional limits that apply to transfers.

Metropolitan Life reserves the right to remove or substitute portfolio companies as investment options that are available under the Certificate.

“Cash Value, Transfers and Withdrawals – Cash Value Transfers”

Optional Benefits	Rider availability is subject to your employer making the rider available. Depending upon your Employer’s requirements, certain Certificate riders may only be able to be added to in force Certificates during the Employer’s annual enrollment. With respect to the dependent life benefit riders (spouse coverage or child coverage), the Certificate owner must be in active status as an employee of the Employer in order to add these riders.	“Optional Rider Benefits”

	TAXES	LOCATION IN PROSPECTUS
Tax Implications

Consult with a tax professional to determine the tax implications of an investment in and payments received under this Certificate.

Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties.

Lapse of a Certificate on which there is an outstanding loan may have adverse tax consequences

“Federal Tax Matters”

	CONFLICTS OF INTEREST	LOCATION IN PROSPECTUS
Investment Professional Compensation	Your investment professional may receive compensation relating to your ownership of a Certificate, both in the form of commissions and continuing payments. This conflict of interest may influence your investment professional when advising you on your Certificate.	“Sales of Certificates”

Exchanges	Some investment professionals may have a financial incentive to offer you a new policy in place of your current Certificate. You should only exchange your Certificate if you determine, after comparing the features, fees, and risks of both policies, that it is better for you to purchase the new policy rather than continue to own your existing Certificate.	“Sales of Certificates”

	If you decide that you no longer want to take advantage of the Divisions, you may transfer all of your money into the Fixed Account (or in some states a flexible premium fixed benefit life insurance policy). No transaction charge will be imposed on a transfer of your entire cash value (or the cash value attributable to a specified face amount increase) to the Fixed Account within the first 24 Certificate months (or within 24 Certificate months after a specified face amount increase you have requested, as applicable).	“Other Certificate Provisions-Exchange Privilege”

OVERVIEW OF THE CERTIFICATE

Purpose of the Certificate

The Certificate is designed to provide insurance coverage on the insured(s) named in the Certificate, as well as maximum flexibility in connection with premium payments and death benefits. This flexibility allows you to provide for changing insurance needs within the confines of a single insurance policy. The Certificate also provides tax preferred accumulation of assets as well as favorable tax treatment of insurance proceeds.

Payment of Premiums

You can make premium payments, through: (i) Payroll Deduction- Where provided by your employer, you may pay premiums through payroll deduction. Your employer may require that you pay a minimum monthly amount in order to use payroll deduction. Your employer may send payroll deductions to us as much as 30 days after the deduction is made; (ii) Planned periodic payments-If there is no payroll deduction available, you may elect to pay premiums monthly, quarterly or annually. The first premium may not be less than the planned premium; and (iii) Unscheduled premium payment option-You also can make other premium payments at any time which must be at least $100. You may not pay premiums that exceed tax law premium limitations for life insurance policies. The payment of a given premium will not necessarily guarantee that your Certificate will remain in force. Rather, this depends on the Certificate’s cash surrender value. Insufficient premiums may result in lapse of the Certificate. Premiums may be allocated among the investment options including the Fixed Account. Additional information about each Portfolio including its investment objective, advisers and any sub-advisers as well as current expenses and certain performance information is included in Appendix A at the end of the Prospectus (see “Appendix A: Portfolios Available under the Certificate”).

Features of the Certificate

The Certificate has a number of features designed to provide lifetime insurance coverage as well as maximum flexibility is connection with premium payments and death benefits, including flexibility to change the type and amount of the death benefit; flexibility in paying premiums; loan privileges; surrender privileges; and optional insurance benefits.

Premium Payment Flexibility. Generally, if elected by your employer, you may pay premiums through payroll deduction. If payroll deduction is not available, you may pay premiums to us on a monthly, quarterly or annual basis. You may, with certain restrictions, make premium payments in any amount and at any frequency.

However, you may also be required to make an unscheduled premium payment so that the Certificate will remain in force. The Certificate will remain in force until its Final Date, as long as the cash surrender value is large enough to cover one monthly deduction, regardless of whether or not premium payments have been made.

Cash Value. Your cash value in the Certificate reflects your premium payments, the charges we deduct, interest we credit if you have cash value in ourfixed interest account, any investment experience you have in our Separate Account, as well as your loan and withdrawal activity.

Transfers and Systematic Investment Strategies. You may transfer cash value among the Divisions and the Fixed Account, subject to certain limits, including restrictions on frequent transfers (see “Cash Value, Transfers and Withdrawals”). If elected by your employer, you may also choose the RebalancerSM, a systematic investment strategy.

Specified Face Amount of Insurance. Within certain limits, you may choose your specified face amount of insurance when the Certificate is issued.

You may also increase the amount at certain times determined by your employer and subject to our underwriting requirements. In certain cases, we will automatically increase the specified face amount at each employee’s salary increase on dates chosen by the employer. You may also decrease the specified face amount.

Death Benefit. The death benefit is the specified face amount of the Certificate plus the Certificate cash value at the date of death of the covered person.

Surrenders, Partial Withdrawals and Loans. Within certain limits, you may take partial withdrawals and loans from the Certificate. You may also surrender your Certificate for its Cash Surrender Value.

Paid-up Certificate Benefit. You can choose to terminate the death benefit (and any riders in effect) and use all or part of the cash surrender value as a single premium for a “paid-up” benefit within the terms set forth in the Certificate. (“Paid-up” means no further premiums are required.)

Tax Advantages. If you meet certain requirements, you will not pay income taxes on withdrawals or surrenders or at the Final Date of the Certificate, until your cumulative withdrawn amounts exceed the cumulative premiums you have paid. The death benefit may be subject to Federal and state estate taxes, but your beneficiary will generally not be subject to income tax on the death benefit. As with any taxation matter, you should consult with and rely on the advice of your own tax advisor.

Optional Rider Benefits. You may be eligible for certain benefits provided by rider, subject to certain underwriting requirements and the payment of additional premiums. We will deduct any charges for the rider(s) as part of the monthly deduction.

STANDARD DEATH BENEFITS

Insurance Proceeds

If the Certificate is in force, we will pay your beneficiary the insurance proceeds as of the end of the Valuation Period that includes the insured’s date of death. We will pay this amount after we receive documents that we request as due proof of the insured’s death.

We will pay the proceeds in one sum, including either by check, by placing the amount in an account that earns interest and to which the accountholder has immediate and full access, or by any other method of payment that provides the beneficiary with immediate and full access to the proceeds. We will pay interest on the proceeds as required by applicable state law.

Unless otherwise requested and subject to state law, the Certificate’s death proceeds will generally be paid to the beneficiary through a settlement option called the Total Control Account. The Total Control Account is an interest-bearing account through which the beneficiary has immediate and full access to the proceeds, with unlimited draft writing privileges. We credit interest to the account at a rate that will not be less than a guaranteed minimum annual effective rate. You may also elect to have any Certificate surrender proceeds paid into a Total Control Account established for you.

Assets backing the Total Control Account are maintained in our general account and are subject to the claims of our creditors. We will bear the investment experience of such assets; however, regardless of the investment experience of such assets, the interest credited to the Total Control Account will never fall below the applicable guaranteed minimum annual effective rate. Because we bear the investment experience of the assets backing the Total Control Account, we may receive a profit from these assets. The Total Control Account is not insured by the FDIC or any other governmental agency.

The insurance proceeds equal:

•	The death benefit provided on the date of death or the alternate death benefit; plus

•	Any additional insurance proceeds provided by rider; minus

•	Any unpaid Certificate loans and accrued interest thereon, and any due and unpaid charges accruing during a grace period.

The amount of the death benefit that exceeds the Certificate’s cash value is paid from our general account. Death benefit amounts paid from our general account are subject to the claims of our creditors.

Every state has unclaimed property laws which generally declare life insurance policies to be abandoned after a period of inactivity of three to five years from the date any death benefit is due and payable. For example, if the payment of a death benefit has been triggered, and after a thorough search, we are still unable to locate the beneficiary of the death benefit, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary, Policy Owner or the Certificate Owner last resided, as shown on our books and records. (“Escheatment” is the formal, legal name for this process.) However, the state is obligated to pay the death benefit (without interest) if your beneficiary steps forward to claim it with the proper documentation and within certain mandated time periods. To prevent your Certificate’s death benefit from being paid to the state’s abandoned or unclaimed property office, it is important that you update your beneficiary designation—including complete names and complete address—if and as they change. You should contact your Administrative Office at 1-800-756-0124 in order to make a change to your beneficiary designation.

Standard Death Benefit

The death benefit varies and equals the specified face amount of insurance of the Certificate plus the cash value on the date of death.

Alternate Death Benefit

In order to ensure that the Certificate qualifies as life insurance under the federal income tax laws, the beneficiary will receive an alternate death benefit if it is greater than the amount that the beneficiary would have received under the death benefit described above. The alternate death benefit is calculated by multiplying the Certificate’s cash value by a prescribed percentage. The prescribed percentage is determined by the covered person’s age at the time of the calculation and declines as the covered person grows older. The alternate death benefit is as follows:

Age of Covered Person at Death	% of Cash Value*
40 and less	250%
45	215%
50	185%
55	150%
60	130%
65	120%
70	115%
75 to 90	105%
95	100%

*	For the ages not listed, the percentage decreases by a ratable portion for each full year.

During any period when your cash value is high enough that the alternate death benefit applies, your charges for insurance costs will be higher, since the effective amount of your coverage will be greater. In no event will the death benefit be less than the minimum insurance amount required under current Federal income tax rules applicable to the definition of life insurance as in effect on the date your Certificate is issued.

Specified Face Amount

The specified face amount is the basic amount of life insurance specified in the Certificate. The Minimum Specified Face Amount is the smallest amount of specified face amount for which a Certificate may be issued, and is set forth in the Certificate. This amount will never be less than $10,000.

Generally, you may change your specified face amount subject to certain limitations. Any change you request will be effective on the monthly anniversary on or next following our approval of your request. You are permitted to decrease the specified face amount to as low as the Minimum Specified Face Amount set forth in the Certificate.

You may request an increase on dates determined by your employer and set forth in the Certificate. If you are a qualifying employee, we will make automatic increases in the specified face amount when your salary increases on a date or dates determined by your employer. However, you can notify us in writing at any time that you do not desire such automatic increases in the future. Any requirements as to the minimum amount of an increase are set forth in the Certificate. Any increase is subject to our underwriting rules which may include a requirement for evidence satisfactory to us of the covered person’s insurability.

Before you change your specified face amount you should consider the following:

•	The insurance portion of your death benefit will change. This will affect the insurance charges, cash value and death benefit levels;

•

Reducing your specified face amount may result in our returning an amount to you which, if it occurs during the first 15 Certificate years, could then be taxed on an income first basis, even if the Certificate is not a modified endowment contract;

•

The amount of additional premiums that the tax laws permit you to pay into the Certificate may increase or decrease. The additional amount you can pay without causing the Certificate to be a modified endowment contract for tax purposes may also increase or decrease (see “Federal Tax Matters—Modified Endowment Contracts”); and

•	The Certificate could become a modified endowment contract in certain circumstances.

OTHER BENEFITS AVAILABLE UNDER THE GROUP POLICIES AND CERTIFICATES

Optional Benefits

In addition to the standard death benefit associated with your Policy, other standard and/or optional benefits may also be available to you. The following table summarizes information about those benefits. Information about the fees associated with each benefit included in the table may be found in the Fee Table.

NAME OF BENEFIT	PURPOSE	IS BENEFIT STANDARD OR OPTIONAL?	BRIEF DESCRIPTION OF RESTRICTIONS OR LIMITATIONS
Disability Waiver of Monthly Deduction Benefit	This rider provides for the waiver of certain monthly deductions, upon proof of total disability.	Benefit is provided to you if elected by your employer.

An increase in specified face amount may not be covered by this rider. If not, the portion of the monthly deduction associated with the increase will continue to be deducted from the cash value, which if insufficient, could result in the Certificate’s termination. For this reason, it may be advantageous for the owner, at the time of total disability, to reduce the specified face amount to that covered by this rider.

The rider is elected by the employer at the group level, with no individual election at the employee level.

NAME OF BENEFIT	PURPOSE	IS BENEFIT STANDARD OR OPTIONAL?	BRIEF DESCRIPTION OF RESTRICTIONS OR LIMITATIONS
Dependent Life Benefit—Children’s Term Insurance Benefit.	This rider provides term life insurance coverage for the employee’s children.	Optional

You may choose to add this benefit if you employer makes the benefit available.

Depending upon your Employer, you may only be able to elect this benefit during the annual enrollment period.

You must be on active status as an employee of the employer in order to request this benefit.

Dependent Life Benefit— Spouse Term Insurance Benefit.	This rider provides term life insurance coverage for the employee’s spouse.	Optional

You may choose to add this benefit if you employer makes the benefit available. Depending upon your Employer, you may only be able to elect this benefit during the annual enrollment period.

You must be on active status as an employee of the employer in order to request this benefit.

Accidental Death Benefit.	This rider provides benefits on the death of the covered person due to an accident.	Benefit is provided to you if elected by your employer.	The rider is elected by the employer at the group level, with no individual election at the employee level.
Accelerated Benefits Rider	This rider permits the insured to accelerate a portion of the applicable death benefit if the employee is terminally ill as defined in the rider.	Benefit is provided to you if elected by your employer.	Payment under this rider may affect eligibility for benefits under state or federal law. The rider is elected by the employer at the group level, with no individual election at the employee level.
Accidental Death or Dismemberment Benefit	This rider provides benefits on the death or dismemberment of the covered person due to an accident.	Benefit is provided to you if elected by your employer.	The rider is elected by the employer at the group level, with no individual election at the employee level.

Disability Waiver of Monthly Deduction Benefit - Upon proof of disability, this rider provides for a waiver of monthly deduction amounts with respect to the specified face amount covered by the rider. If you purchased this rider and the insured became disabled as defined in the rider, while the policy and the rider were still inforce the eligible portion of monthly deductions would be waived while the insured was disabled.

For example, If you become totally disabled as defined in the rider, your life insurance coverage remains in force, without premiums being paid. This waiver applies to both the GVUL insurance coverage and any associated rider coverages but does not include any optional investment premium or separate Spouse GVUL certificate.

Dependent Life Benefit - Children’s Term Insurance Benefit: This rider provides term insurance on the lives of children of the insured. Under the rider, we will pay the term insurance benefit to the beneficiary upon the death of the insured child while the rider is in force.

For example, If you purchased this rider on your policy for a coverage amount of $2,000 and one of your children were to die while your policy and this rider were in force, we would pay a $2,000 benefit to the beneficiary.

Dependent Life Benefit - Spouse Term Insurance Benefit: This rider provides term insurance on your spouse. Under the rider, we will pay the term insurance benefit to the beneficiary upon the death of the insured spouse while the rider is in force.

For example, If you purchased this rider on your policy for a coverage amount of $2,000 and your spouse were to die while your policy and this rider were in force, we would pay a $2,000 benefit to the beneficiary.

Accidental Death Benefit - provides for the payment of an additional death benefit in the event of the insured’s death by accident. The amount of this death benefit is shown in the Rider Specifications. If you purchased the rider and sufficient premiums were paid such that both the policy and the rider were in force at the death of the insured and the death was accidental as defined in the rider, the beneficiary would receive an additional death benefit under this rider.

For example, if the Policy benefit were $100,000 and the additional death benefit under this rider was $50,000, the beneficiary in this scenario would receive a death benefit totaling $150,000.

Accelerated Benefits Rider - Under this rider, you may accelerate payment of all or part of the Policy’s death benefit if the insured is terminally ill, as defined in the rider.

If you added this rider to your policy and both the policy and rider were in force at a time where the insured was determined to be terminally ill (per the terms of the rider), you could request an acceleration of some or all of the death benefit (subject to the minimums and maximums).

For example, if the policy’s death benefit was $100,000, you could elect up to 80% of this amount minus any loan or loan interest outstanding.

Accidental Death or Dismemberment Benefit - This rider provides benefits on the death or dismemberment of the covered person due to an accident, as defined in the rider. If you added this rider to your policy and both the policy and rider were in force at a time when the covered accidental death or dismemberment occured, you would receive the insurance amount.

For example, if the rider provided a benefit of $10,000 and the covered person was dismembered due to an accident as defined in the rider, the beneficiary would receive $10,000.

Each rider contains important information, including limits and conditions that apply to the benefits. If you decide to purchase any of the riders, you should carefully review their provisions to be sure the benefit is something that you want.

You should also consider:

•

That the amount of benefits provided under the rider is not based on investment performance of a Separate Account; but, if the Certificate terminates because of poor investment performance or any other reason, the rider generally will also terminate;

•	That there are tax consequences. You should consult with your tax adviser before purchasing one of the riders.

BUYING THE GROUP POLICIES AND CERTIFICATES

Issuing a Group Policy and a Certificate

We will issue a Certificate to you as Owner. Unless your employer has reserved otherwise, you will have all the rights under the Certificate, including the ability to name a new owner or contingent owner.

We may issue a Group Policy to an employer or association (“employer”) or to a trust through which an employer participates. Generally, the minimum number of people in a group that is required before we will issue a Group Policy directly to an employer is 200 lives. However, we reserve the right to issue a Group Policy or provide coverage to an employer that does not meet this minimum.

Employees of employers and members of associations (“employees”) may own Certificates issued under their employer’s Group Policy. If you want to own a Certificate, then you must complete an enrollment form, which must be received by the Administrative Office. We reserve the right to reject an enrollment form for any reason permitted by law, and our acceptance of an enrollment form is subject to our underwriting rules.

Generally, we will issue a Certificate only to an eligible employee, or a spouse of an eligible employee when permitted by the employer. The person upon whose life the Certificate is issued is called the covered person. The owner is generally the employee unless the enrollment form designates someone else as owner. For the purpose of computing the covered person’s age under the Certificate, we start with the covered person’s age on a day selected by your employer. Age can be measured from December 31st in a given year, or from any other date agreed to by your employer and us.

The Date of Certificate is set forth in the Certificate and is the effective date for life insurance protection under the Certificate. We use the Date of Certificate to calculate the Certificate years (and Certificate months and monthly anniversaries).

Payment of Premiums

You can make planned periodic premium payments and unscheduled premium payments. The payment of a given premium will not necessarily guarantee that your Certificate will remain in force. Rather, this depends on the Certificate’s cash surrender value. If the cash surrender value on any monthly anniversary is less than the monthly deduction you will need to make a premium payment within the grace period to cover the monthly deduction.

Paying Premiums

You can make premium payments, subject to certain limitations discussed below, through:

•

Payroll Deduction: Where provided by your employer, you may pay premiums through payroll deduction. Your employer may require that you pay a minimum monthly amount in order to use payroll deduction. Your employer may send payroll deductions to us as much as 30 days after the deduction is made.

•	Planned periodic payments: If there is no payroll deduction available, you may elect to pay premiums monthly, quarterly or annually.

•	Unscheduled premium payment option: You also can make other premium payments at any time.

We do not accept premiums made in cash or by money order.

If you send your premium payments or transaction requests to an address other than the one we have designated for receipt of such premium payments or requests, we may return the premium payment to you, or there may be a delay in applying the premium payment or transaction to your Certificate.

Please note that if your employer does not remit premiums on a timely basis in accordance with the established premium payment schedule, you may not participate in the investment experience under your Certificate until the premium has been received and credited to your Certificate in accordance with our established administrative procedures.

Maximum and Minimum Premium Payments

•	The first premium may not be less than the planned premium.

•	Unscheduled premium payments must be at least $100 each. We may change this minimum amount on 90 days notice to you.

•

You may not pay premiums that exceed tax law premium limitations for life insurance policies. We will return any amounts that exceed these limits except that we will keep any amounts that are required to keep the Certificate from terminating. We will let you make premium payments that would turn the Certificate into a modified endowment contract, but we will promptly tell you of this status, and if possible, we will tell you how to reverse the status.

HOW YOUR CERTIFICATE CAN LAPSE

Certificate Termination and Reinstatement

Termination. We will terminate the Certificate without any Cash Surrender Value or death benefit if:

•	The cash surrender value on any monthly anniversary is less than the monthly deduction; and

•

We do not receive a sufficient premium payment within the grace period to cover the monthly deduction. We will mail you notice if any grace period starts. The grace period is the greater of (a) 61 days measured from the monthly anniversary and (b) 30 days after the notice is mailed.

•

Your Certificate can also terminate in some cases if your employer ends its participation in the Group Policy. This is discussed in detail under “Other Certificate Provisions—Effect of Termination of Employer Participation in the Group Policy” below.

Effect of Termination of Employer Participation in the Group Policy

Your employer can terminate its participation in the Group Policy. In addition, we may also terminate your employer’s participation in the Group Policy if either:

1.

during any twelve month period, the total specified face amount for all Certificate Owners under the Group Policy or the number of Certificates falls by certain amounts or below the minimum levels we establish (these levels are set forth in the Certificate); or

2.	your employer makes available to its employees another life insurance product;

Both your employer and MetLife must provide ninety days written notice to the other as well as to you before terminating participation in the Group Policy. Termination means that your employer will no longer send premiums to us through payroll deduction and that no new Certificates will be issued to employees in your employer’s group.

You will remain an Owner of your Certificate if:

•	you are an Owner of a Certificate that has become portable (as discussed below) not later than the Certificate monthly anniversary prior to termination of your employer’s participation; or

•	you are an Owner who exercised the paid-up Certificate provision not later than the last Certificate monthly anniversary prior to notice being sent to you of the termination.

For all other Owners,

•	If your employer replaces your group coverage with another life insurance product that is designed to have cash value,

•	we will terminate the Certificate and

•	we will transfer your cash surrender value to the other life insurance product (or pay your cash surrender value to you if you are not covered by the new product). Any outstanding loan may be taxable.

•	If the other life insurance product is not designed to have cash value,

•	we will terminate your Certificate and

•	we will pay your cash surrender value to you. In such case, the Federal income tax consequences to you would be the same as if you surrendered your Certificate.

If your employer does not replace your group coverage with another life insurance product, then, depending on the terms of the Certificate,

•	you may have the option of choosing to become an Owner of a portable Certificate or a paid-up Certificate, and

•

you may have the option of purchasing insurance based on the “conversion” rights set forth in the Certificate and of receiving the cash surrender value of the Certificate. If you choose the conversion rights, the insurance provided will be substantially less (and in some cases nominal) than the insurance provided under the Certificate.

Portable Certificate. A Certificate becomes “portable” when an event specified in the Certificate occurs. These events may include:

•	termination of the payroll deduction plan with no successor carrier

•	other termination of the covered person’s employment

•	the sale by your employer of the business unit with which the covered person is employed

If you become the Owner of a portable Certificate, the current cost of insurance may change, but it will never be higher than the guaranteed cost of insurance. Also, we may no longer consider you a member of your employer’s group for purposes of determining cost of insurance rates and charges.

Reinstatement. The following applies unless the Group Policy has been terminated and you would not have been permitted to retain your Certificate on a portable or paid-up basis. Upon your request, we will reinstate the Certificate, subject to certain terms and conditions that the Certificate provides. We must receive your request within 3 years (or within a longer period if required by state law) after the end of the grace period and before the Final Date. You also must provide us with:

•	A written request for reinstatement;

•	Evidence of insurability that we find satisfactory;

•	An additional premium amount that the Certificate prescribes for this purpose.

MAKING WITHDRAWALS: ACCESSING MONEY IN YOUR CERTIFICATE

Surrender and Withdrawal Privileges

You can surrender the Certificate for its cash surrender value. We may ask you to return the Certificate before we honor your request to surrender the Certificate. The proceeds will be paid in a single sum. If the insured dies after you surrender the Certificate but before the end of the Certificate month in which you surrendered the Certificate, we will pay your beneficiary an amount equal to the difference between the Certificate’s death benefit and its cash value, computed as of the surrender date.

You can make partial withdrawals if the withdrawal is at least $200.

The Certificate includes a description of your rights to make partial withdrawals. If you make a request for a partial withdrawal that is not permitted, we will tell you and you may then ask for a smaller withdrawal or surrender the Certificate. We will deduct your withdrawal from the Fixed Account and each of the Divisions of the Separate Account in the same proportion that the Certificate’s cash value in each such option bears to the total cash value of the Certificate in the Fixed Account and the Divisions.

As regards payment of amounts attributable to a check, we can wait for a reasonable time (15 days or less) to let the check clear.

Before surrendering the Certificate or requesting a partial withdrawal you should consider the following:

•	Transaction fees of up to $25 (but not greater than 2% of the amount withdrawn) may apply, if the Certificate so states;

•	Amounts received may be taxable as income and, if your Certificate is a modified endowment contract, subject to certain tax penalties;

•	If you also decrease your specified face amount at the time of the withdrawal, the Certificate could become a modified endowment contract;

•	For partial withdrawals, your death benefit will decrease, generally by the amount of the withdrawal.

In some cases you may be better off taking a Certificate loan, rather than a partial withdrawal.

ADDITIONAL INFORMATION ABOUT FEES

Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Certificate. Please refer to your Certificate’s specifications page for information about the specific fees you will pay each year based on the options that you have elected.

The charges set forth in the first three tables can vary, pursuant to terms of the Group Policy under which the Certificate is issued. In certain cases, we have the right to increase our charges for new Certificates, as well as for Certificates already outstanding. The maximum charges in such cases are shown in the middle columns of each of the first three tables below. The Current Amount Deducted represents an amount that would be deducted from a hypothetical group that is representative of the groups to whom the Group Policy is offered. The amount may not reflect the actual amount currently deducted for any current Certificate Owner, since the current amount deducted varies from group to group based on the anticipated experience of the group.

The first table describes the fees and expenses that you will pay at the time that you buy the Certificate, surrender the Certificate, or transfer cash value among the Divisions or the Fixed Account, or take a loan.

Base Contract Transaction Fees

This table describes the fees and expenses that you will pay at the time that you buy the Certificate, surrender the Certificate, or transfer cash value among the Divisions or the Fixed Account.

The Current Amount Deducted represents an amount that would be deducted from a hypothetical group that is representative of the groups to whom the Group Policy is offered. The amount may not reflect the actual amount currently deducted for any current Policy Owner, since the current amount deducted varies from group to group based on the anticipated experience of the group.

Charge	When Charge is Deducted	Amount Deducted
Premium Expense Charges

Charge for average expected state and local taxes attributable to premiums[1]	On payment of premium	No specific maximum. An amount equal to the estimate of taxes we will actually pay for your group, currently up to 2.55% of each premium payment.

Charge for expected federal taxes attributable to premiums[1]	On payment of premium	0.35% of each premium payment

Surrender, withdrawal and loan transaction fees[2]	On surrender, withdrawal or loan	Up to $25 per surrender, withdrawal or loan

[1]

Rather than deducting this charge from each premium payment you make, we have the option of deducting an equivalent amount as part of the monthly deduction. In that case, the amount of the deduction will be based on the amount of premium payments received under all Certificates issued in connection with the Group Policy. We will waive the state premium tax charge for Internal Revenue Code (the “Code”) Section 1035 exchanges from any other policy to a Certificate. We will also waive the state premium tax charge, as well as the charge for expected federal taxes attributable to premiums for 1035 exchanges, from another MetLife policy to a Certificate.

[2]

Generally, we will not make any transaction charge for the surrender of a Certificate because of the termination of an employer’s participation in the Group Policy. We are not currently imposing this charge. See your Certificate for more details.

Base Contract Periodic Charges Other Than Annual Portfolio Expenses

These tables describe other fees and expenses that you will pay periodically during the time that you own the Certificate not including the fees and expenses of the Portfolios.

Periodic Charges Applicable to All Certificates

Charge	When Charge is Deducted	Amount Deducted

Cost of term insurance[1,2] Highest and lowest charge among all possible covered persons Charge for a Representative Insured [3]	On each monthly anniversary of the Certificate	Highest: $53.24 per $1,000 of net amount at risk Lowest: $.06 per $1,000 of net amount at risk $0.395 per $1,000 of net amount at risk

Mortality and expense risk charge[4]	Daily against the cash value in the Separate Account	Effective annual rate of .90% of the cash value in the Separate Account

Administration charge[5]	On each monthly anniversary of the Certificate	$5 per Certificate

Loan interest spread[6]	Annually (or on loan termination, if earlier)	Annual rate of 2% of the loan amount

Periodic Charges Applicable to Any Optional Riders That May be Added to Your Certificate7

Optional Feature	When Charge is Deducted	Maximum Amount Deducted

Disability waiver of monthly deduction benefit 2, [8] Highest and lowest charge among all possible covered persons Charge for a Representative Insured[3]	On each monthly anniversary of the Certificate	Highest: $53.24 per $1,000 of net amount at risk Lowest: $.06 per $1,000 of net amount at risk $0.395 per $1,000 of net amount at risk

Optional Feature	When Charge is Deducted	Maximum Amount Deducted

Accelerated benefits option [2,8] Highest and lowest charge among all possible covered persons Charge for a Representative Insured[3]	On each monthly anniversary of the Certificate	Highest: $53.24 per $1,000 of net amount at risk Lowest: $.06 per $1,000 of net amount at risk $0.395 per $1,000 of net amount at risk

Accidental death benefit[2],8 Highest and Lowest charge among all possible Certificates Charge for a Representative Insured[3]	On each monthly anniversary of the Certificate	Highest: $53.24 per $1,000 of net amont at risk Lowest: $.06 per $1,000 of net amount at risk $0.395 per $1,000 of net amount at risk

Accidental death or dismemberment benefit[2],8 Highest and Lowest Charge Among All Possible Certificates Charge for a Representative Insured[3]	On each monthly anniversary of the Certificate	Highest: $53.24 per $1,000 of net amont at risk Lowest: $.06 per $1,000 of net amount at risk $0.395 per $1,000 of net amount at risk

Dependent life benefits (spouse coverage only)[2] Highest and lowest charge among all possible certificates Charge for a Representative Insured[3]	On each monthly anniversary of the Certificate	Highest: $53.24 per $1,000 of net amont at risk Lowest: $.06 per $1,000 of net amount at risk $0.395 per $1,000 of net amount at risk

Optional Feature	When Charge is Deducted	Maximum Amount Deducted

Dependent life benefits (children coverage only)[2] Highest and lowest charge among all possible certificates Charge for a Representative Insured[3]	On each monthly anniversary of the Certificate	Highest: $53.24 per $1,000 of net amount at risk Lowest: $.06 per $1,000 of net amount at risk $0.395 per $1,000 of net amount at risk

[1]

The cost of insurance charge varies based on anticipated variations in our costs or risks associated with the group or individuals in the group that the charge was intended to cover. The cost of insurance charge may not be representative of the charge that any particular Certificate Owner would pay. See “Charges and Deductions—Cost of Insurance” in the prospectus for a more detailed discussion of factors affecting this charge. You can obtain more information about the cost of insurance or other charges that would apply by contacting your insurance sales representative. If you would like, we will provide you with an illustration of the impact of these and other charges under the Certificate based on various assumptions.

[2]

Premium payments are flexible, charges are deducted from the cash value in the separate account and fixed account investment options. Charges vary based upon individual characteristics of each insured such as sex, age, smoker or nonsmoker class.

[3]

A Representative insured is a person that is age 45. The amounts shown for a 45 year old covered person assume that person is a member of a hypothetical group that has been derived from all groups to whom the Group Policy is offered. These amounts may not reflect the amounts for any actual Certificate Owner, since the amounts vary from group to group based on the anticipated experience of the group. The actual charge at that age for your group may be higher or lower than the rate shown. The Charge for a Representative Insured under the Dependent life coverage (children coverage) is the current charge that a Certificate Owner pays for all the Certificate Owner’s children covered under the rider.

[4]

Currently, we charge an effective annual rate of .45% of the cash value in the Separate Account. We may determine differences in this charge for different employer groups based on differences in the levels of mortality and expense risks.See “Charges and Deductions—Certificate Charges—Charge Against the Separate Account” in the prospectus for a fuller description of how this charge may vary. We are currently waiving the following amounts of the Mortality and Expense Risk charge: 0.08% for the Division investing in the Brighthouse/Wellington Large Cap Research Portfolio, and an amount equal to the portfolio expenses that are in excess of 0.62% for the Division investing in the Invesco Global Equity Portfolio (Class A).

[5]

This charge for a Certificate may vary based on differences in the levels of administrative services performed by us and by the employer for the specific group under which the Certificate is issued. Currently, we charge between $0 and $3 per certificate.

[6]

We charge interest on Certificate loans but credit you with interest on the amount of the cash value we hold as collateral for the loan. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit. Currently the spread is equal to an annual rate of 0.25% of the loan amount.

[7]

The rider charges may vary based on individual characteristics, or anticipated variations in our costs or risks associated with the group or individuals in the group under which the Certificate is issued. The charge may not be representative of the charge that any particular Certificate Owner would pay. You can obtain more information about this and other charges that would apply by contacting your insurance sales representative.

[8]	The maximum charge for these riders does not increase the maximum charge outlined under the maximum charge of the Cost of Term Insurance.

Annual Portfolio Expenses

Each Portfolio pays an investment management fee to its investment manager. Each Portfolio also incurs other direct expenses (see the applicable Fund Prospectus and the Statement of Additional Information referred to therein for each Fund). You bear indirectly your proportionate share of the fees and expenses of the Portfolios of each Fund that correspond to the Divisions you are using. The Funds offer various classes of shares, each of which has a different level of expenses. However, we offer only Class A shares of the Brighthouse Funds Trust I and Brighthouse Funds Trust II Funds and the Initial Class of the Fidelity Variable Insurance Products Funds under the Certificates.

The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Policy. A complete list of the Portfolios available under the Policy, including their current expenses, may be found in Appendix A.

Minimum and Maximum Total Annual Portfolio Expenses	Minimum		Maximum
Total Annual Portfolio Expenses (as a percentage of average net assets) (expenses that are deducted from Portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0.	[*]%	0.	[*]%

APPENDIX A: PORTFOLIOS AVAILABLE UNDER THE CERTIFICATE

The following is a list of the Portfolios currently available under the Certificate. More information about the Portfolios is available in the prospectuses for the Portfolios, which may be amended from time to time and can be found online at https://mybenefits.metlife.com. You can also request this information at no cost by calling 1-800-756-0124 or by sending an email request to GVUL- eservice@metlifecommercial.com. Updated performance information is available at www.metlife.com.

The current expenses and performance information below reflects fees and expenses of the Portfolios, but does not reflect the other fees and expenses that the Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

INVESTMENT OBJECTIVE	PORTFOLIO AND ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
(as of 12/31/2020
			1 YEAR	5 YEAR	10 YEAR

BRIGHTHOUSE FUNDS TRUST I ( (CLASS A)
Brighthouse/Wellington Large Cap Research Portfolio
Invesco Global Equity Portfolio
Morgan Stanley Discovery Portfolio
BRIGHTHOUSE FUNDS TRUST II (CLASS A)
Baillie Gifford International Stock Portfolio
BlackRock Bond Income Portfolio
Brighthouse/Wellington Balanced Portfolio
Metropolitan Life Aggregate Bond Index Portfolio
Metropolitan Life Mid Cap Stock Index Portfolio
Metropolitan Life MSCI EAFE(R) Index Portfolio
Metropolitan Life Russell 2000(R) Index Portfolio
Metropolitan Life Stock Index Portfolio
MFS(R) Value Portfolio
Neuberger Berman Genesis Portfolio

TYPE/ INVESTMENT OBJECTIVE	PORTFOLIO AND ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
(as of 12/31/2020
			1 YEAR	5 YEAR	10 YEAR

T. Rowe Price Small Cap Growth Portfolio
Western Asset Management
Strategic Bond Opportunities Portfolio
FIDELITY® VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)
Freedom 2010 Portfolio
Freedom 2020 Portfolio
Freedom 2030 Portfolio
Freedom 2040 Portfolio
Freedom 2050 Portfolio

*	Annual expenses of this Portfolio reflect temporary fee reductions.

The fee and expense information regarding the Portfolios was provided by those Portfolios.

In order to help you understand how the Certificate’s values would vary over time under different sets of assumptions, we will provide you with certain illustrations upon request. These will be based on the age and insurance risk characteristics of the person insured under the Certificate and such factors as the specified face amount, premium payment amounts and rates of return (within limits) that you request. You can request such illustrations at any time without charge. We have filed an example of such an illustration as an exhibit to the registration statement referred to below.

Additional information about the Group Policy, the Certificate and the Separate Account can be found in the Prospectus and Statement of Additional Information. This Summary Prospectus incorporates by reference all of the information contained in the Prospectus and Statement of Additional Information, which is legally part of this Summary Prospectus. You may obtain, without charge, a copy of the Prospectus and Statement of Additional Information or a personalized illustration of death benefits, Cash Surrender Values and cash values, by calling us at 1-800-756-0124 or contacting us through our website at https://mybenefits.metlife.com.

Reports and other information about the Separate Account are available on the Commission’s website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

EDGAR ID: C000011874